

11051 Labelle Ave, Blue Ash, OH 45242

February 14, 2024

Subject: Certification of Financial Statements by Principal Executive Officer

I, Seena Chriti certify that:

(1) the financial statements of Paktli Foods, LLC included in this Form C are true and complete in all material respects; and

(2) the tax information of Paktli Foods, LLC included in this Form C reflects accurately the information reported on the tax return for Paktli Foods, LLC filed for the fiscal year ended 12-31-2022 and 12-31-2023.

Signed,

Seena Chriti, CEO

11081 Labelle Ave,

Blue Ash, OH 45242

Profit and Loss

January - December 2022

	Total
INCOME	
Sales	81,824.17
Total Income	**81,824.17**
COST OF GOODS SOLD	
Cost of Goods Sold	22,257.54
Total Cost of Goods Sold	**22,257.54**
GROSS PROFIT	**59,566.63**
EXPENSES	
Administrative Expenses	0.00
Business License	30.00
Continuing Education	722.00
Legal & Professional Services	4,852.20
Memberships & Subscriptions	1,068.26
Office supplies	100.00
Printing & Copying	923.48
Software Subscription	205.66
Total Administrative Expenses	**7,901.60**
Dues and Fees	15.00
Interest paid	160.04
Meals	167.36
Meals with clients	393.84
Travel meals	500.99
Total Meals	**1,062.19**
Rent - Market	7,213.95
Selling Expenses	0.00
Advertising & Marketing	21,482.58
Contract Labor - Market	8,757.34
Display Supplies	1,629.21
Ecommerce Platforms	3,168.88
Merchant Account Fees	1,440.30
Total Selling Expenses	**36,478.31**
Supplies	3,832.51
Gift Supplies	2,000.00
Shipping Supplies	2,080.21
Total Supplies	**7,912.72**
Travel	679.64
Airfare	183.98
Hotels	269.23
Taxis or shared rides	196.13
Total Travel	**1,328.98**
Total Expenses	**62,072.79**
NET OPERATING INCOME	**-2,506.16**

	Total
OTHER INCOME	
Other income	0.00
Credit Card Rewards	261.46
Grant Income	30,245.07
Total Other income	**30,506.53**
refunds to us	333.35
Total Other Income	**30,839.88**
OTHER EXPENSES	
kitchen equipment	2,263.37
Other Miscellaneous Expense	16.32
rent storage	115.00
shipping	531.64
storage equipment	208.07
storage for packaging	736.92
travel expenses	580.73
Vehicle expenses	0.00
Gas	3,045.82
Insurance	245.00
Parking & Tolls	421.14
Total Vehicle expenses	**3,711.96**
Total Other Expenses	**8,164.01**
NET OTHER INCOME	**22,675.87**
NET INCOME	**$20,169.71**

Balance Sheet

As of December 31, 2022

	Total
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (1257) - 1	1,648.63
Total Bank Accounts	**1,648.63**
Other Current Assets	
Inventory	0.00
Finished Goods	-11,221.78
Product Packaging	29,140.08
Raw Materials	18,775.93
Total Inventory	**36,694.23**
Total Other Current Assets	**36,694.23**
Total Current Assets	**38,342.86**
TOTAL ASSETS	**$38,342.86**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
BankAmericard Platinum Plus Mastercard - 4791 - 2	9,900.00
Cash Rewards Business (9941) - 1	178.78
PNC Core (6720) - 1	11,417.56
Total Credit Cards	**21,496.34**
Other Current Liabilities	
Shopify Short Term Loan	1,403.69
Square Short Term Loan	118.33
Total Other Current Liabilities	**1,522.02**
Total Current Liabilities	**23,018.36**
Total Liabilities	**23,018.36**
Equity	
Owner Contribution	29,322.42
Owner draws	-12,645.21
Retained Earnings	-21,522.42
Net Income	20,169.71
Total Equity	**15,324.50**
TOTAL LIABILITIES AND EQUITY	**$38,342.86**

Paktli Foods

Statement of Cash Flows

January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	19,080.37
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Inventory:Contract Labor - Kitchen	0.00
Inventory:Finished Goods	11,221.78
Inventory:Product Packaging	-29,140.08
Inventory:Raw Materials	-18,775.93
Inventory:Rent - Kitchen	0.00
BankAmericard Platinum Plus Mastercard - 4791 - 2	9,900.00
Cash Rewards Business (5496) - 4 (deleted)	-2,429.42
Cash Rewards Business (9941) - 1	7.67
PNC Core (6720) - 1	11,417.56
Shopify Short Term Loan	1,403.69
Square Short Term Loan	118.33
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-16,276.40**
Net cash provided by operating activities	**$2,803.97**
FINANCING ACTIVITIES	
Opening balance equity	3,689.87
Owner Contribution	29,322.42
Owner draws	-12,645.21
Retained Earnings	-21,522.42
Net cash provided by financing activities	**$ -1,155.34**
NET CASH INCREASE FOR PERIOD	**$1,648.63**
Cash at beginning of period	0.00
CASH AT END OF PERIOD	**$1,648.63**

Paktli Foods

Profit and Loss

January - December 2023

	TOTAL
Income	
Sales	84,579.04
returns refunds	-125.15
Total Sales	**84,453.89**
Total Income	**$84,453.89**
Cost of Goods Sold	
COGS	
Ingredients	10,152.94
Kitchen Labor	3,317.37
Kitchen Rent	2,548.00
Supplies & Materials	2,817.65
Total COGS	**18,835.96**
Cost of Goods Sold	22,810.85
Total Cost of Goods Sold	**$41,646.81**
GROSS PROFIT	**$42,807.08**
Expenses	
Administrative Expenses	
Bank Fees	238.78
Business License	30.00
Continuing Education	569.88
Legal & Professional Services	12,030.47
Memberships & Subscriptions	1,418.76
Office supplies	72.27
Printing & Copying	78.77
Software Subscription	355.37
Total Administrative Expenses	**14,794.30**
Interest paid	416.00
Credit card interest	106.21
Total Interest paid	**522.21**
Meals	369.68
Meals with clients	65.02
Travel meals	506.02
Total Meals	**940.72**
Rent or Lease of Building	
Rent - Market	5,202.21
rent storage	1,594.32
retail rent painted tree	497.90
Total Rent or Lease of Building	**7,294.43**
Repairs & Maintenance	99.00

	TOTAL
Selling Expenses	
Advertising & Marketing	7,878.48
Contract Labor - Market	4,447.15
Display Supplies	294.54
Ecommerce Platforms	5,718.43
Total Selling Expenses	**18,338.60**
Supplies	1,661.16
kitchen equipment	641.04
Shipping Supplies	747.60
Total Supplies	**3,049.80**
Travel	373.81
Airfare	663.64
Hotels	344.97
Taxis or shared rides	250.80
Total Travel	**1,633.22**
Uncategorized Expense	168.90
Total Expenses	**$46,841.18**
NET OPERATING INCOME	**$ -4,034.10**
Other Income	
crowdfunding	181.37
Other income	
Credit Card Rewards	378.92
Total Other income	**378.92**
refunds to us	65.00
Total Other Income	**$625.29**
Other Expenses	
machinery	0.00
shipping	186.07
travel expenses	751.05
Vehicle expenses	
Gas	2,677.50
Insurance	345.00
Parking & Tolls	277.95
Total Vehicle expenses	**3,300.45**
Total Other Expenses	**$4,237.57**
NET OTHER INCOME	**$ -3,612.28**
NET INCOME	**$ -7,646.38**


Paktli Foods

Statement of Cash Flows

January - December 2023


	TOTAL
OPERATING ACTIVITIES	
Net Income	-7,646.38
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Inventory:Contract Labor - Kitchen	0.00
Inventory:Finished Goods	-14,506.39
Inventory:Product Packaging	11,840.08
Inventory:Raw Materials	12,297.66
Inventory:Rent - Kitchen	0.00
BankAmericard Platinum Plus Mastercard - 4791 - 2	-3,300.00
Cash Rewards Business (5496) - 4 (deleted)	2,429.42
Cash Rewards Business (9941) - 1	5,075.94
Citi Simplicity® Card (7952) - 3	899.99
PNC Core (6720) - 1	-11,417.56
points Visa Business (5032) - 1	1,560.24
Visa (1635) - 6	4,278.27
Shopify Short Term Loan	879.99
Square Short Term Loan	-118.33
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**9,919.31**
Net cash provided by operating activities	**$2,272.93**
INVESTING ACTIVITIES	
Baking Machine	-25,000.00
Computer Equipment	-800.60
Net cash provided by investing activities	**$ -25,800.60**
FINANCING ACTIVITIES	
SAFE Notes	25,000.00
State of Ohio Loan	45,000.00
Opening balance equity	-3,689.87
Owner Contribution	538.55
Owner draws	960.45
Net cash provided by financing activities	**$67,809.13**
NET CASH INCREASE FOR PERIOD	**$44,281.46**
Cash at beginning of period	1,648.63
CASH AT END OF PERIOD	**$45,930.09**

Paktli Foods

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking (1257) - 1	2,930.09
Fixed Rate CD (3509) - 5	43,000.00
Total Bank Accounts	**$45,930.09**
Other Current Assets	
Inventory	
Finished Goods	3,284.61
Product Packaging	17,300.00
Raw Materials	6,478.27
Total Inventory	**27,062.88**
Total Other Current Assets	**$27,062.88**
Total Current Assets	**$72,992.97**
Fixed Assets	
Baking Machine	25,000.00
Computer Equipment	800.60
Total Fixed Assets	**$25,800.60**
TOTAL ASSETS	**$98,793.57**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
BankAmericard Platinum Plus Mastercard - 4791 - 2	6,600.00
Cash Rewards Business (9941) - 1	5,083.61
Citi Simplicity® Card (7952) - 3	899.99
points Visa Business (5032) - 1	1,560.24
Visa (1635) - 6	4,278.27
Total Credit Cards	**$18,422.11**
Other Current Liabilities	
Shopify Short Term Loan	2,283.68
Total Other Current Liabilities	**$2,283.68**
Total Current Liabilities	**$20,705.79**
Long-Term Liabilities	
SAFE Notes	25,000.00
State of Ohio Loan	45,000.00
Total Long-Term Liabilities	**$70,000.00**
Total Liabilities	**$90,705.79**

Paktli Foods

Balance Sheet

As of December 31, 2023

	TOTAL
Equity	
Owner Contribution	29,860.97
Owner draws	-11,684.76
Retained Earnings	-2,442.05
Net Income	-7,646.38
Total Equity	**$8,087.78**
TOTAL LIABILITIES AND EQUITY	**$98,793.57**